

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Locust Walk Securities, LLC
Boston, Massachusetts

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Locust Walk Securities, LLC (Company), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
We have served as the Company's auditor since 2017
Tewksbury, Massachusetts
February 27, 2019

LOCUST WALK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$	371,217
Accounts receivable		131,000
Accounts receivable from related parties		153,840
Prepaid expenses		15,042
Securities owned (cost $-)		-
	$	671,099

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable to related parties	$	2,516
Total Liabilities		2,516
Member's equity		668,583
Total Liabilities and Member's Equity	$	671,099

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Locust Walk Securities, LLC (the "Company") was organized in the state of Delaware on December 14, 2010 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients. The Company became a wholly owned subsidiary of Locust Walk Partners LLC effective January 1, 2018

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Topic 606 was adopted as of January 1, 2018 using the modified retrospective method. No cumulative adjustment to members' equity was required, as no material customer contracts prior to the adoption of Topic 606 were impacted by the new pronouncement. The main principle of the new pronouncement is that an entity should recognize revenue in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company typically enters into contracts with clients calling for success fees to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Some contracts provide that the success fee will be paid in securities. The Company recognizes success fees at the at the date the performance obligation is satisfied which is at the completion of the transaction. Success fees received in securities in lieu of cash are recorded at the fair value of such securities received on the date the performance obligation is satisfied.

Cash:

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Accounts Receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of December 31, 2018, management believes no allowance for uncollectible accounts receivable is necessary.

2. SIGNIFICANT ACCOUNTING POLICIES – continued

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for potentially uncollectible accounts receivable. Consequently, the Company believes that its exposure to losses due to credit risk on net accounts receivable is limited.

Income Taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state income tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income.

The Company has not recognized a liability for any uncertain tax benefits as of December 31, 2018. The Company does not expect any material change in uncertain tax benefits within the next twelve months.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be significant. Significant estimates include valuing securities held at each reporting period, and allocation with a related party under common control of certain expenses.

Securities Owned:

Securities owned are stated at fair value, with unrealized gains or losses recognized in earnings.

3. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS:

Financial Accounting Standards Board ("FASB") ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 3 inputs.

Management is carrying warrants on restricted common stock which are classified as level 3 but have been determined by management to have no value. The Company's owned securities that are reported at fair value in the accompany statement of financial position as of December 31, 2018 is as follows:

	Level 1	Level 2	Level 3	Total
Warrants on restricted common stock	$ -	$ -	$ -	$ -

There were no transfers between level 1 and level 2 during the year.

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3. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS – continued

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2018:

	Beginning Balance	Proceeds From the Sale of Assets	Unrealized and Realized Loss Related to Assets Held at Year End	Unrealized and Realized Loss Related to Assets no Longer Held	Ending Balance
ASSETS					
Warrants on restricted common stock	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -	$ -

The warrants held as of December 31, 2018 for restricted stock of two companies with an exercise price of $2.00 and $.20 were valued using the Black-Scholes option-pricing model. The fair value used for the underlying common stock as priced at $.01 as of December 31, 2018, which is restricted, was based on the quoted price of freely tradable common stock of the issuer trading in its active market less a 50% transaction discount due to the restriction. Management assumed no volatility due in the Black-Scholes option-pricing model due to the restricted nature of the underlying common stock and risk free interest rate of 3.4% and 0% dividend yield. If a significant higher volatility amount had been used or a different transaction discount, it would not have a significant impact on the value of the warrants. The Warrants expire on May 16, 2019 and April 28, 2028, respectively.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $368,701 which was $363,701 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2018 was .01 to 1.

5. CONCENTRATIONS

Concentrations
The Company earned 100% of its revenue from three customers during the year ended December 31, 2018. The revenue percentages are 62%, 25%, and 13%, respectively. Two customers accounted for 95% and 5%, respectively of accounts receivable as of December 31, 2018.

6. RELATED PARTIES

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent (the "Parent"), Locust Walk Partners, for services that are shared and paid or received by the Parent. In addition, the Company has an Expense Share Agreement with Locust Walk Services Corporation, a related party through common ownership, (the "Affiliate"), for administrative and other expenses that are shared and paid by the Affiliate. The Company reimburses the Parent and Affiliate for these expenses. As of December 31, 2018, expenses shared totaled $44,116. The expenses shared were $30,196 with the Parent and $13,920 with the Affiliate, respectively. The amounts not yet reimbursed for expenses reimbursable to the Company from Affiliate have been included in Accounts Receivable from Related Parties on the accompanying statement of financial condition, in the amount of $153,840 and amounts reimbursable to the Parent are included in Accounts Payable to Related Parties in the amount of $2,516.

One of the Company's managing members is also the managing member of the Affiliate.

7. COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. As of December 31, 2018, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

8. SUBSEQUENT EVENTS

The Company's management has evaluated the effect which subsequent events may have on these financial statements. Management's evaluation was completed on February 27, 2019, the date these financial statements were issued. There were no transactions or events that required disclosure as subsequent events.

LOCUST WALK SECURITIES, LLC

**EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2018

Locust Walk Securities, LLC ("Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature:
Geoffrey Meyerson, Managing Member



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Locust Walk Securities, LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Locust Walk Securities, LLC (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 27, 2019